Filed by Cellebrite DI Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TWC Tech Holdings II Corp.

Commission File No. 001-39499

Date: August 12, 2021

Cellebrite Announces Second Quarter 2021 Results

Annual Recurring Revenue of $159 million, up 46% year-over-year

Revenue of $59.2 million, up 29% year-over-year

Net income of $7.8 million; Adjusted EBITDA of $13.4 million, 23% Adjusted EBITDA margin

Merger with TWC Tech Holdings II Corp. on track to Close in Third Quarter

PETAH TIKVA, ISRAEL, August 12, 2021 -- Cellebrite, the global leader in Digital Intelligence (“DI”) solutions for the public and private sectors, today announced financial results for the three months ended June 30, 2021.

“Cellebrite continued to perform strongly in the second quarter of 2021, with revenue growth and profitability exceeding our expectations once again,” said Yossi Carmil, Cellebrite’s CEO. “These results reflect successful execution of our go-to-market strategy, and strong and sustained customer demand for our Digital Intelligence solutions designed to help them transform and accelerate the investigative workflow while protecting lives and preserving privacy. We are seeing a healthy market environment, which reflects an inflection point, with law enforcement agencies increasingly realizing that digital transformation is a necessity given the rapid growth in digital data volumes, complexity and importance. We continue to expect our merger with TWC Tech Holdings II Corp. will be completed in the third quarter of the year, and we look forward to continuing our journey as a public company.”

Second Quarter Financial and Business Highlights

●	Annual Recurring Revenue (ARR) of $159 million, up 46% year-over-year

●	ARR dollar-based net retention rate of 142%

●	Revenue of $59.2 million, up 29% year-over-year

●	Subscription revenue of $41.4 million, up 33% year-over-year

●	Gross profit and gross margin of $49.1 million and 83%, respectively

●	Net income of $7.8 million; Adjusted EBITDA and Adjusted EBITDA margin of $13.4 million and 23%, respectively

●	Established a strategic partnership with Singapore’s Home Team Science and Technology Agency (HTX), an arm of the Ministry of Home Affairs, to drive innovation and deliver industry leading digital intelligence capabilities

●	Launched the latest version of Cellebrite Pathfinder, its flagship investigative analytics solution achieving significant milestones in data analysis, enterprise readiness, scalability, and process performance

In addition, Cellebrite recently announced important milestones aimed at broadening its Digital Intelligence platform:

●	Introduced Premium Enterprise, a next generation solution which is part of Cellebrite’s end-to-end Digital Intelligence Investigative Platform offering and is deployed in an agency’s secured domain via server and connects to their existing UFED devices.

●	Expanded its service offerings to help customers unlock the full potential of Digital Intelligence solutions, and to ensure customer success at every stage of the digital transformation journey. Among the new offerings are an advisory practice, on-site advanced collection service, and managed services.

Webcast Information

Today, August 12, 2021, Cellebrite will post a pre-recorded presentation to its website that discusses the second quarter 2021 results and the outlook for the full year. The webcast can be found on Cellebrite’s website at https://www.cellebrite.com/en/investors.

Business Combination with TWC Tech Holdings II Corp.

As previously announced, Cellebrite and TWC Tech Holdings II Corp (“TWC”) have entered into a definitive business combination agreement and plan of merger (“Merger Agreement”). A special meeting of stockholders of TWC. to approve the business combination is scheduled for August 27, 2021 at 1:00 pm Eastern Time. As a result of the transaction, subject to TWC stockholder approval and customary closing conditions, Cellebrite expects to become a publicly listed company on Nasdaq with its ordinary shares and warrants trading under the new ticker symbols, “CLBT” and “CLBTW”, respectively. The transaction seeks to accelerate Cellebrite’s ability to execute on significant near-term growth opportunities in the public sector, develop new customer solutions and expand its private sector and end-market reach.

Non-GAAP Financial Information and Key Performance Indicators

This press release includes non-GAAP financial measures. Cellebrite believes that the use of non-GAAP operating income (loss) and Adjusted EBITDA is helpful to investors. These measures, which the Company refers to as our non-GAAP financial measures, are not prepared in accordance with GAAP.

Non-GAAP operating income (loss) is calculated as operating income (loss) excluding (i) share-based compensation expense, (ii) acquisition-related costs, (iii) amortization of intangible assets, and (iv) a one-time compensation expense related to the termination of a co-founder of the company.

Adjusted EBITDA is calculated as net income (loss) excluding (i) financial income (expense), (ii)tax expense (iii) depreciation and amortization, (iv) share-based compensation expense, (v) acquisition-related costs, and (vi) a one-time compensation expense related to the termination of a co-founder of the company.

The Company believes that the exclusion of these expenses provides a more meaningful comparison of its operational performance from period to period and offers investors and management greater visibility to the underlying performance of its business. Specifically:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition, and acquisition-related expenses are unrelated to current operations and neither are comparable to the prior period nor predictive of future results; and

●	Tax expense, and depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	One-time or unusual expenses are often not representative of the underlying performance of our business and make period-to-period comparisons more challenging.

Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income (loss) or net income (loss) or any other performance measures derived in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense have been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets are expected recurring expenses over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Subscription license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenues, deferred revenues or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

About Cellebrite

Cellebrite’s mission is to enable its customers protect and save lives, accelerate justice and preserve privacy in communities around the world. Cellebrite is the global leader in Digital Intelligence solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies in more than 140 countries, Cellebrite’s Digital Intelligence platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more visit us at www.cellebrite.com and https://www.cellebrite.com/en/investors/.

About TWC Tech Holdings II Corp.

TWC Tech Holdings II Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. TWC Tech Holdings II Corp. raised $600 million in its initial public offering in September 2020. TWC Tech Holdings II Corp.’s securities are listed on the Nasdaq Capital Market under the ticker symbols “TWCT,” “TWCTU” and “TWCTW.”

Additional Information

This communication is being made in respect of the proposed transaction involving Cellebrite and TWC. In connection with the proposed transaction, Cellebrite has filed with the SEC a registration statement on Form F-4 that includes a proxy statement of TWC in connection with TWC’s solicitation of proxies for the vote by TWC’s stockholders with respect to the proposed transaction and other matters as may be described in the registration statement. The registration statement on Form F-4 was declared effective on August 6, 2021. Cellebrite and TWC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus is also being mailed to TWC’s stockholders, seeking any required stockholder approvals. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITYHOLDERS OF TWC ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS, INCLUDING AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Cellebrite and TWC are available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Cellebrite’s website at www.cellebrite.com, or by directing a request to: TWC Tech Holdings II Corp., Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

Participants in the Solicitations

Cellebrite, TWC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from TWC’s stockholders in connection with the proposed transaction. You can find more information about the directors and officers of Cellebrite and TWC at Cellebrite’s website at www.cellebrite.com, or in the proxy statement/prospectus on Form F-4 filed by Cellebrite with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are included in the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Cellebrite’s and TWC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Cellebrite’s and TWC’s control. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, including financial projections, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements.

Certain of these risks are identified and discussed in the section of Cellebrite’s proxy statement/prospectus on Form F-4 titled “Risk Factors”, which will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements include, without limitation, expectations with respect to approval by TWC’s stockholders of the business combination and satisfaction of other closing conditions. Forward-looking statements are based on Cellebrite’s or TWC’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Cellebrite or TWC to predict these events or how they may affect Cellebrite or TWC. Except as required by law, neither Cellebrite nor TWC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. TWC and Cellebrite undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

In addition to the factors previously disclosed in Cellebrite’s reports filed with the SEC and those identified elsewhere in this press release, the following factors, among others, could cause results to differ materially from the forward-looking statements in this release or historical performance: (1) risks and uncertainties related to the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals or stockholder approvals of TWC are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination is not obtained; (2) the number of redemption requests made by TWC’s public stockholders; (3) the ability to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the consummation of the Business Combination; the inability to complete the private placement of ordinary shares of Cellebrite to certain institutional accredited investors; (4) the risk that the proposed transaction disrupts current plans and operations of Cellebrite as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; the duration and global impact of COVID-19; (6) costs related to the proposed business combination; the outcome of any legal proceedings that may be instituted against Cellebrite, TWC, or any of their respective directors or officers, regarding the proposed transaction; (7) the ability of Cellebrite or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; (8) changes in applicable laws or regulations; (9) the possibility that Cellebrite may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements indicated from time to time in other documents filed or to be filed with the SEC by TWC and in the registration statement on Form F-4 relating to the business combination filed by Cellebrite on May 17, 2021, as amended.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Cellebrite and is not intended to form the basis of an investment decision in Cellebrite. All subsequent written and oral forward-looking statements concerning Cellebrite and TWC, the proposed transaction or other matters and attributable to Cellebrite and TWC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts:

Investors
Anat Earon-Heilborn
VP Investor Relations | Cellebrite DI Ltd.
+972 73 394 8440
investors@cellebrite.com

Media
Adam Jaffe
VP of Global Communications
+1 973 206 7643
adam.jaffe@cellebrite.com

Cellebrite DI Ltd.

Second Quarter 2021 Results Summary

(U.S Dollars in thousands)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	59,168	45,770	112,451	84,504
Gross profit	49,100	37,551	94,184	66,646
Gross margin	83.0%	82.0%	83.8%	78.9%
Operating income (loss)	8,221	1,665	12,608	(4,833)
Operating margin	13.9%	3.6%	11.2%	(5.7)%
Cash flow from operations	14,089	22,780	14,307	17,760

Non-GAAP Financial Data(1):
Operating income	12,115	7,324	22,310	4,443
Operating margin	20.5%	16.0%	19.8%	5.3%
Adjusted EBITDA	13,379	8,443	24,667	6,584
Adjusted EBITDA margin	22.6%	18.4%	21.9%	7.8%

(1)	For a reconciliation of operating income (loss) to non-GAAP operating income and net income (loss) to adjusted EDITDA, see the table at the end of this press release titled “Reconciliation of GAAP to Non-GAAP Financial Information.”

Cellebrite DI Ltd.

Condensed Consolidated Balance Sheets

(U.S. Dollars in thousands)

	June 30,		December 31,
	2021		2020
	(Unaudited)
Assets

Current assets
Cash and cash equivalents	166,286		128,709
Restricted cash	5,107		5,137
Short-term deposits	79,848		108,928
Trade receivables (net of allowance for doubtful accounts of $639 as of June 30, 2021 and $616 as of December 31, 2020)	52,283		66,324
Prepaid expenses and other current assets	9,919		7,439
Contract acquisition costs	3,761		2,979
Inventories	4,857		4,754
Total current assets	322,061		324,270

Non-current assets
Other non-current assets	4,872		565
Deferred tax assets, net	8,114		7,372
Property and equipment, net	16,608		16,106
Intangible assets, net	8,788		6,611
Goodwill	9,463		9,463
Total non-current assets	47,845		40,117
Total assets	369,906		364,387

Liabilities, redeemable convertible preferred shares and shareholders’ equity

Current Liabilities
Trade payables	4,419		4,727
Other accounts payable and accrued expenses	44,448		49,112
Deferred revenues	102,327		105,543
Total current liabilities	151,194		159,382

Long-term liabilities
Liability for employees’ severance benefits	363		366
Other long-term liabilities	6,538		6,191
Long-term deferred revenues	33,038		33,439
Total long-term liabilities	39,939		39,996
Total liabilities	191,133		199,378

Redeemable convertible preferred shares	101,205		101,205

Shareholders’ equity
Share capital		*-		*-
Additional paid-in capital	37,815		34,226
Treasury stock, NIS 0.00001 par value; 43,540 ordinary shares	(85)		(85)
Accumulated other comprehensive income	110		1,321
Retained earnings	39,728		28,342
Total shareholders’ equity	77,568		63,804
Total liabilities, redeemable convertible preferred shares and shareholders’ equity	369,906		364,387

*	Less than US$ 1.

Cellebrite DI Ltd.

Condensed Consolidated Statements of Income

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue:
Subscription services and technical support	29,870	24,405	58,844	47,002
Term-license	11,588	6,763	23,135	9,689
Perpetual license and others	10,382	10,506	18,125	18,466
Professional services	7,328	4,096	12,347	9,347
Total revenue	59,168	45,770	112,451	84,504

Cost of revenue:
Subscription services and technical support	2,192	2,268	4,674	4,463
Term-license	538	222	895	359
Perpetual license and others	1,816	2,117	2,876	4,540
Professional services	5,522	3,612	9,822	8,496
Total cost of revenue	10,068	8,219	18,267	17,858

Gross profit	49,100	37,551	94,184	66,646

Operating expenses:
Research and development	15,388	13,702	30,281	26,707
Sales and marketing	18,509	13,044	35,027	28,380
General and administrative	6,982	9,140	16,268	16,392
Total operating expenses	40,879	35,886	81,576	71,479

Operating income (loss)	8,221	1,665	12,608	(4,833)
Financial income, net	496	1,015	862	1,157
Income (loss) before income tax expense	8,717	2,680	13,470	(3,676)
Income tax expense	921	717	2,084	1,618
Net income (loss)	7,796	1,963	11,386	(5,294)

Other comprehensive income (loss):
Unrealized gain (loss) on hedging transactions, net of taxes of $(173) and $111 for the Six-month period ended June 30, 2021 and 2020, respectively.	120	644	(1,266)	815
Currency translation adjustments	(407)	(508)	55	(2)
Total other comprehensive income (loss), net of tax	(287)	136	(1,211)	813
Total other comprehensive income (loss)	7,509	2,099	9,460	(4,481)

Cellebrite DI Ltd.

Condensed Consolidated Statements of Cash Flow

(U.S. Dollars in thousands)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income (loss)	7,796	1,963	11,386	(5,294)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Employees’ stock option compensation	1,703	2,084	3,402	3,906
Depreciation and amortization	1,698	1,506	3,180	2,657
Deferred income taxes	134	417	(569)	923
Decrease in liability for severance benefits, net	7	10	(3)	(1)
Decrease in trade receivables	7,472	659	13,709	4,125
Increase in deferred revenue	(3,940)	10,789	(2,692)	11,347
Increase in long term other assets	(2,559)	12	(4,308)	(12)
Increase in other receivables	(3,149)	881	(5,158)	255
Increase in inventories	15	(567)	(123)	(996)
Decrease in trade payables	(235)	(1,898)	(294)	(2,091)
Decrease in other accounts payable	4,951	6,924	(4,570)	2,941
Increase in other long-term liabilities	193	-	347	-
Net cash provided by operating activities	14,089	22,780	14,307	17,760

Cash flows from investing activities:

Purchases of property and equipment	(1,546)	(1,629)	(2,854)	(3,627)
Payment related to business combination, net of cash acquired	-	-	-	(15,046)
Purchase of intangible assets	(3,000)	-	(3,000)	-
Short term deposits, net	21,573	(46,153)	29,080	(24,156)
Net cash provided by (used in) investing activities	17,027	(47,782)	23,226	(42,829)

Cash flows from financing activities:

Acquisition of treasury stock	-	(85)	-	(85)
Dividend paid	-	-	-	(10,000)
Exercise of options to shares	187	-	187	-
Net cash provided by (used in) financing activities	187	(85)	187	(10,085)

Net increase (decrease) in cash and cash equivalents and restricted cash	31,303	25,087	37,720	(35,154)
Net effect of Currency Translation on cash and cash equivalents	125	(85)	(173)	(137)
Cash and cash equivalents and restricted cash at beginning of period	139,965	71,394	133,846	81,693
Cash and cash equivalents and restricted cash at end of period	171,393	46,392	171,393	46,392

Supplemental cash flow information:
Cash paid for taxes	2,254	484	5,661	633
Non-cash activities
Purchase of property and equipment on suppliers’ credit	19	88	184	195

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S. Dollars in thousands)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating income (loss)	8,221	1,665	12,608	(4,833)
One-time expense (Former co-founder compensation)	-	1,519	-	1,519
Share based compensation expense	2,363	2,127	4,062	3,949
Amortization of intangible assets	435	387	823	516
Acquisition related costs	1,096	1,626	4,817	3,292
Non-GAAP operating income	12,115	7,324	22,310	4,443

	For the three months ended		For the six months ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income (loss)	7,796	1,963	11,386	(5,294)
Financial Income	(496)	(1,015)	(862)	(1,157)
Tax expenses	921	717	2,084	1,618
Depreciation and amortization	1,699	1,506	3,180	2,657
One-time expense (Former co-founder compensation)	-	1,519	-	1,519
Share based compensation expense	2,363	2,127	4,062	3,949
Acquisition related costs	1,096	1,626	4,817	3,292
Adjusted EBITDA	13,379	8,443	24,667	6,584